

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

Via E-mail
Arnold Tinter
Chief Financial Officer
T.O Entertainment, Inc.
1175 Osage #204
Denver, CO 80204

> **Re: T.O Entertainment, Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed July 9, 2012**
> **File No. 000-53340**

Dear Mr. Tinter:

We have reviewed your responses to the comments in our letter dated June 6, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. Please disclose <u>in the beginning</u> of Form 8-K that you are an emerging growth company. We suggest a separate paragraph indicating that you are an emerging growth company, following the table of contents.

Emerging Growth Company, page 6

2. Please refer to the penultimate paragraph in the Emerging Growth Company section on page 7. Because you can benefit from scaled disclosure available to emerging growth company under the JOBS act only for a maximum of five years and exemptions available to smaller reporting companies and emerging growth companies differ in some respects, disclosure in this section appears to be incorrect. Please revise to clarify your disclosure in this regard.

Risk Factors, page 22

3. We note from your response to our prior comment one and your revised disclosure on
    page 26 that you have revised the Risk Factors section of your amended Form 8-K to
    disclose that you have elected to use the extended transition period for complying with
    new or revised accounting standards under Section 102(b)(1), and that this election
    allows you to delay the adoption of new or revised accounting standards with a transition
    period. You also disclose that as a result of this election, your financial statements may
    not be comparable to companies that comply with public company effective dates. Please
    clarify in your disclosure that you are not required to adopt the new or revised accounting
    standards until those standards apply to private companies.   Also, as previously
    requested, please revise your Critical Accounting Estimates Section of MD&A to include
    similar disclosure.

Exhibit 99.1 Financial Statements

4. Please revise Exhibit 99.1 to include the unaudited interim financial statements of T.O
    Entertainment, Inc. as of and for the six months ended September 30, 2011.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Arnold Tinter
T.O Entertainment, Inc.
July 16, 2012
Page 3

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via e-mail
        Gary Joiner, Esq.